A-MARK PRECIOUS METALS, INC.
429 Santa Monica Boulevard
Suite 230
Santa Monica, California 90401

February 11, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	A-Mark Precious Metals, Inc. Registration Statement on Form S-1 File No. 333-192260

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, A-Mark Precious Metals, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above referenced Registration Statement on Form S-1 so that it will become effective at 2:00 pm Eastern Time on Tuesday, February 11, 2014, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

A-MARK PRECIOUS METALS, INC.

By: /s/ Carol E. Meltzer
Carol E. Meltzer
Vice President, Secretary and General Counsel